                                                                                                April 17, 2020

Mr. Tony Burak

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:       Staff comments to various annual shareholder reports filed on behalf of the Wells Fargo Funds (the “Funds”) listed on Exhibit A attached

  Dear Mr. Burak:

We have summarized your oral comments to the various annual shareholder reports filed on behalf of the Funds listed on Exhibit A that you relayed to us in our telephone conversation on January 6, 2020. Please note the following responses to your comments below. For your convenience, we have restated your oral comments below, followed by our written responses. Capitalized terms not defined below are intended to refer to the defined terms used in the filings referenced above.

1.         Comment:       With respect to the Wells Fargo Large Company Value Portfolio, Wells Fargo Managed Fixed Income Portfolio and Wells Fargo Core Bond Portfolio, you noted that each Fund’s Principal Investment Strategy included in each Fund’s current prospectus includes a reference to the ability to actively trade portfolio securities.  In light of this disclosure, you asked that we consider adding active trading risk to each Fund’s prospectus.

Response:        We will add disclosure to each Fund’s prospectus to indicate that actively trading portfolio securities may lead to higher transaction costs that may affect the Fund’s performance.

2.         Comment:         With respect to the Wells Fargo Small Company Value Portfolio, you noted that the Fund’s Principal Investment Strategy included in the Fund’s current prospectus does not include disclosure regarding the Fund’s ability to actively trade portfolio securities.  You asked that we consider adding such disclosure, if appropriate, and to include active trading risk, if appropriate, in the Fund’s prospectus.

Response:        We will add disclosure to the Fund’s prospectus to indicate that the fund may actively trade portfolio securities and that actively trading portfolio securities may lead to higher transaction costs that may affect the Fund’s performance.

3.         Comment:       With respect to the Wells Fargo VT Omega Growth Fund, you noted that the Fund’s holdings in the IT sector have been roughly 30% of each of the last three years.  You asked that we consider adding risk associated with concentration in this sector to the Fund’s prospectus.

Response:        The Fund does not have a stated investment policy to focus its investments in any particular economic sector, such as the IT sector, and therefore does not include an investment risk relating to such sector.  The Fund’s level of investment in any broad economic sector, including the IT, may change at any time at the portfolio managers’ discretion.  Therefore, we do not believe that the addition of such a risk disclosure is either necessary or practical.

4.         Comment:       You requested that we consider reordering the list of the Fund’s principal investment risks by order of magnitude, so that the most salient risks are listed first.

Response:        We respectfully decline to make this change. The section of the Fund’s prospectus disclosing principal risks complies with Form N-1A requirements. In addition, as the principal risks are currently clearly listed in alphabetical order, we believe that investors would be cognizant of that fact and thus would not make any wrongful assumptions on the salience of the risk factors based on their current order. Further, as all of the risks listed are risks that we have determined to be principal, we think it would be inappropriate to attempt to emphasize the importance of some over others by attempting to change the order of the principal risks based on the magnitude of each risk. The magnitude of a principle risk may increase or decrease over time due to changing market conditions. As such, the order of magnitude may fluctuate during the time period that the Fund’s Prospectus is effective, potentially rendering the order chosen as of the initial effective date of the Prospectus inaccurate. Finally, absent some clear standard in Form N-1A as to how determine the importance of various principal risks, we are concerned that asking registrants to perform this exercise will lead to wide discrepancies among various similar funds throughout the industry, which will ultimately lead to investor confusion when comparing funds and attempting to make an investment decision.

5.         Comment:       In connection with the Statement of Assets and Liabilities for the Funds listed below, you noted that the payable for custody and accounting fees were high in relation to fees accrued during the year.  You requested that we provide an explanation of the payable amount in relation to the expense and that we confirm that each Fund is current in paying relevant fees to service providers and have no past due amounts.

                                                                                                                   Payable            Expense

             Fund                                               Year-End                   At Year-End    For the Year

Disciplined Large Cap Portfolio              May 31, 2019                 $15,025             $16,958

             Large Company Value Portfolio              May 31, 2019                   12,442                10,199

             C&B Large Cap Value Portfolio             May 31, 2019                   24,960               22,752

             Target Today Fund                                   Feb. 28, 2019                    32,252               17,224

             Target 2010 Fund                                     Feb. 28, 2019                   15,062                 9,129

             Target 2015 Fund                                     Feb. 28, 2019                   21,961               12,965

             Target 2020 Fund                                     Feb. 28, 2019                   92,494               54,119

             Target 2025 Fund                                     Feb. 28, 2019                   60,220               32,905

             Target 2030 Fund                                     Feb. 28, 2019                   98,562               61,652

             Target 2035 Fund                                     Feb. 28, 2019                   44,357               27,459

             Target 2040 Fund                                     Feb. 28, 2019                   81,567               50,169

             Target 2045 Fund                                     Feb. 28, 2019                   30,918               21,783

             Target 2045 Fund                                     Feb. 28, 2019                   41,642               27,506

            Response:        The custody and accounting fees payable for the Funds indicated were high in relation to fees accrued due to a delay in receipt of invoices by the custodian agent. Given the timing of the invoices, the Funds did not make all payments to relieve the accrued payable balances prior to the fiscal year end.  Subsequent to year-end, the Funds have made the respective outstanding payments.

6.         Comment:       In connection with reported investments in affiliates and income earned on investments in affiliates, you noted instances where the information reported in the Schedule of Investments differed from the information included in the Statement of Operations of the Funds.  You asked that we provide an explanation of the differences.

Response:        For funds participating in the securities lending program, cash collateral received from securities on loan is invested in Securities Lending Cash Investment LLC, an affiliated non-registered

Investment Company.  As the entity is an affiliate, the securities lending income is aggregated with all affiliated income unless the amount is >5% of total income in which case the amount of securities lending

is reported separately on the Statement of Operations.   In accordance with AAG 7.115 and 7.225, the

securities lending income reported on the Statement of Operations is shown net of fees/rebates and may differ from the amount in S-X 12-12 affiliates table for that reason.  A footnote is flagged next to the securities lending investment vehicle income amount on the affiliated table indicating “Amount shown represents income before fees and rebates.”

7.         Comment:       In connection with the Notes to the financial statements for the Funds listed below, you highlighted the requirements of ASC815 relating to investments in derivatives, noting the need to include disclosure regarding fair value as well as realized and unrealized gains and losses.  You noted that the disclosure appeared to have been omitted for certain funds and asked that we provide an explanation.

                        Fund

Wells Fargo Real Return Portfolio

Wells Fargo Large Company Value Portfolio

Wells Fargo Managed Fixed Income Portfolio

Wells Fargo Index Portfolio

Wells Fargo VT International Equity Fund

Response:        The Funds indicated each invested in one type of derivative during the reporting period with only one primary underlying risk type related to that derivative activity. The risk exposure (i.e. interest     rate risk, equity risk or foreign currency risk, credit risk) is noted in the accounting policy note related to the specific derivative.  In addition, in lieu of the tables, the following information is

            included in the notes:   The fair value, realized gains or losses and change in unrealized gains or losses, if any, on derivative instruments are reflected in the corresponding financial statement captions.

8.         Comment:       In connection with the Notes to the financial statements for the Funds listed below, you asked that we include a brief description of the Funds’ policy with respect to fees and gates.  You highlighted that although this disclosure was not required, the staff believes that including such disclosure is a “best practices”.

                         Fund

Wells Fargo Money Market Fund

Wells Fargo National Tax-Free Money Market Fund

Wells Fargo Cash Investment Money Market Fund

Wells Fargo Heritage Money Market Fund

Wells Fargo Municipal Cash Management Money Market Fund

            Response:        The following disclosure has been added to the 1/31/2020 annual financial statement in the notes to the financial statements for the Funds listed above:

Consistent with Rule 2a-7, the Board of Trustees of the Fund  is permitted to impose a liquidity fee on redemptions from the Fund or a redemption gate (i.e., a suspension of the right to redeem) in the event that the Fund’s liquidity falls below required minimums because of market conditions or other factors. If the Fund’s weekly liquid assets (as defined in Rule 2a-7(34)) fall below 30% of the Fund’s total assets, the Board of Trustees is permitted, but not required, to: (i) impose a liquidity fee of no more than 2% of the amount redeemed; and/or (ii) impose a redemption gate. If the Fund’s weekly liquid assets fall below 10% of the Fund’s total assets, the Fund must impose, generally as of the beginning of the next business day, a liquidity fee of 1% of the amount redeemed unless the Board of Trustees determines that such a fee is not in the best interest of the Fund or determines that a lower or higher fee (subject to the 2% limit) is in the best interest of the Fund. Liquidity fees reduce the amount a shareholder receives upon redemption of its shares. The Fund retains any liquidity fees for the benefit of remaining shareholders. The Board of Trustees did not impose any liquidity fees and/or redemption gates during the [six months/ year ended {financial reporting date}].

9.         Comment:       In connection with the N-CSR filing made for Wells Fargo Variable Trust for the period ended December 31, 2018, you noted that the certification included in the filing reflected the wrong date.  You asked that we make an amendment filing to correct the date of the certification included.

Response:        An amended N-CSR filing has been filed with SEC with the corrected date on the certifications.

Please feel free to call me at (617) 377-7059 if you have any questions or comments with respect to this matter.

Sincerely,

/s/ Maureen Towle

Maureen Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC

Exhibit A

File #                Series ID          Series Name                                                                             Year Reviewed

811-9689         S000007541     Wells Fargo Managed Fixed Income Portfolio                            May 31, 2019

811-9689         S000007545     Wells Fargo International Value Portfolio                                  May 31, 2019

811-9689         S000007547     Wells Fargo International Growth Portfolio                                May 31, 2019

811-9689         S000007548     Wells Fargo C&B Large Cap Value Portfolio                             May 31, 2019

811-9689         S000007549     Wells Fargo Real Return Portfolio                                             May 31, 2019

811-9689         S000007551     Wells Fargo Index Portfolio                                                      May 31, 2019

811-9689         S000007552     Wells Fargo Small Company Growth Portfolio                           May 31, 2019

811-9689         S000007553     Wells Fargo Small Company Value Portfolio                             May 31, 2019

811-9689         S000007555     Wells Fargo Large Company Value Portfolio                             May 31, 2019

811-9689         S000007564     Wells Fargo Core Bond Portfolio                                              May 31, 2019

811-9689         S000017048     Wells Fargo Emerging Growth Portfolio                                    May 31, 2019

811-9689         S000031666     Wells Fargo Diversified Large Cap Growth Portfolio                  May 31, 2019

811-9689         S000061896     Wells Fargo Disciplined Large Cap Portfolio                             May 31, 2019

811-9253         S000007364     Wells Fargo Target 2010 Fund                                                  Feb. 28, 2019

811-9253         S000007384     Wells Fargo Target 2020 Fund                                                  Feb. 28, 2019

811-9253         S000007395     Wells Fargo Target 2030 Fund                                                  Feb. 28, 2019

811-9253         S000007399     Wells Fargo Target 2040 Fund                                                  Feb. 28, 2019

811-9253         S000007400     Wells Fargo Target Today Fund                                                Feb. 28, 2019

811-9253         S000017969     Wells Fargo Target 2015 Fund                                                  Feb. 28, 2019

811-9253         S000017970     Wells Fargo Target 2025 Fund                                                  Feb. 28, 2019

811-9253         S000017971     Wells Fargo Target 2035 Fund                                                  Feb. 28, 2019

811-9253         S000017972     Wells Fargo Target 2045 Fund                                                  Feb. 28, 2019

811-9253         S000017973     Wells Fargo Target 2050 Fund                                                  Feb. 28, 2019

811-9253         S000033047     Wells Fargo Target 2055 Fund                                                  Feb. 28, 2019

811-9253         S000049600     Wells Fargo Target 2060 Fund                                                  Feb. 28, 2019

811-9253         S000007420     Wells Fargo Cash Investment Money Market Fund                     Jan. 31, 2019

811-9253         S000007421     Wells Fargo Government Money Market Fund                           Jan. 31, 2019

811-9253         S000007422     Wells Fargo Heritage Money Market Fund                                 Jan. 31, 2019

811-9253         S000007425     Wells Fargo Money Market Fund                                              Jan. 31, 2019

811-9253         S000007432     Wells Fargo 100% Treasury Money Market Fund                       Jan. 31, 2019

811-9253         S000007436     Wells Fargo National Tax-Free Money Market Fund                  Jan. 31, 2019

811-9253         S000007440     Wells Fargo Treasury Plus Money Market Fund                         Jan. 31, 2019

811-9253         S000028412     Wells Fargo Municipal Cash Management Money Market Fund  Jan. 31, 2019

811-9255         S000007215     Wells Fargo VT Index Asset Allocation Fund                            Dec. 31, 2018

811-9255         S000007218     Wells Fargo VT Discovery Fund                                               Dec. 31, 2018

811-9255         S000007222     Wells Fargo VT International Equity Fund                                 Dec. 31, 2018

811-9255         S000007227     Wells Fargo VT Opportunity Fund                                            Dec. 31, 2018

811-9255         S000007228     Wells Fargo VT Small Cap Growth Fund                                   Dec. 31, 2018

811-9255         S000029416     Wells Fargo VT Omega Growth Fund                                       Dec. 31, 2018